EXHIBIT 3.2

AMENDMENT TO THE
FIFTH AMENDED AND RESTATED BYLAWS OF
HARTE HANKS, INC.

Section 2.1 of Harte Hanks, Inc.’s Fifth Amended and Restated Bylaws is hereby amended and restated in its entirety as follows:

“Section 2.1    Number and Term of Office. The number of directors who shall constitute the whole board shall be such number as the Board shall at the time have designated, except that in the absence of any such designation, such number shall be seven. Each director shall be elected for a term of one year and until his or her successor is elected and qualified, except as otherwise provided herein or required by law.

Whenever the authorized number of directors is increased between annual meetings of the stockholders, a majority of the directors then in office shall have the power to elect such new directors for the balance of a term and until their successors are elected and qualified. Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office unless, at the time of such decrease, there shall be vacancies on the Board which are being eliminated by the decrease.”

Adopted August 21, 2018.